

SECURI 07007308 ION


SEC MAIL PROCESSING
RECEIVED
MAR - 9 2007
WASH, DC SECTION
186

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie 413-737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Distributors, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
County of Hampden

Signature

President and CFO

Title

Kathleen O. Curran
Notary Public


KATHLEEN O. CURRAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Dec. 3, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG


SEC MAIL
RECEIVED
PROCESSING
MAR - 9 2007
WASH, D.C.
186
SECTION

MML Distributors, LLC
(SEC File Number 8-48203)

Financial Statements and Supplemental Schedule
Year Ended December 31, 2006
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.

MML Distributors, LLC

Financial Statements
December 31, 2006

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

To the Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, MA
March 7, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

MML Distributors, LLC

Statement of Financial Condition
December 31, 2006
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 1,197
Receivables from related parties	177
Taxes receivable	119
Total assets	$ 1,493
Liabilities and Members' Equity	
Payables to related parties	$ 201
Accounts payable and accrued expenses	16
Total liabilities	217
Members' Equity	
Members' equity	16,275
Accumulated deficit	(14,999)
Total members' equity	1,276
Total liabilities and members' equity	$ 1,493

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Operations
For the Year Ended December 31, 2006
(Dollars in thousands)

Revenues	
Commissions	$ 16,813
Trail commissions	16,494
Distribution fees	2,026
Other income	83
Total revenues	35,416
Expenses	
Commissions	33,307
General and administrative expenses	2,125
Total expenses	35,432
Loss before income tax benefit	(16)
Income tax benefit	4
Net loss	$ (12)

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2006
(Dollars in thousands)

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2005	$ 16,275	$ (14,987)	$ 1,288
Net loss	--	(12)	(12)
Balances at December 31, 2006	$ 16,275	$ (14,999)	$ 1,276

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Cash Flows
For the Year Ended December 31, 2006
(Dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (12)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred taxes	(45)
Gain on sale of investments	(129)
Change in unrealized appreciation on investments	125
Changes in operating assets and liabilities:	
Receivables from related parties	(58)
Taxes receivable	39
Payables to related parties	(266)
Accounts payable and accrued expenses	1
Net cash used in operating activities	(345)
Cash flows from investing activities:	
Purchase of investments	(24)
Proceeds from sale of investments	204
Net cash provided by investing activities	180
Net decrease in cash and cash equivalents	(165)
Cash and cash equivalents, beginning of year	1,362
Cash and cash equivalents, end of year	$ 1,197

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands)

1. Organization

MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding Company with a 1% interest.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker/ dealer in all 50 states, Puerto Rico and the District of Columbia. It has entered into agreements with affiliates from which it receives commission and distribution fee income.

2. Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation – The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In October 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," which is effective January 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Any resulting change in net assets is recorded as a cumulative-effect adjustment to retained earnings in the year of adoption. The Company has evaluated the effect of the adoption of this interpretation and has determined that there will be no significant impact on its financial results.

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations, of which there was zero at December 31, 2006, includes funds held in a separate bank account for the exclusive benefit of the Company's customers, in accordance with the regulations of the SEC.

Investment Income – Investment income is recorded on an accrual basis in Other income on the Statement of Operations.

Revenue and Expense – Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12b-1 fees paid to the Company by open-end mutual fund companies. Distribution fees are recorded on an accrual basis.

General and Administrative Expenses – General and administrative expenses are recorded on an accrual basis.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes – The Company accounts for income taxes and related accounts in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." The statement requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

3. Related-Party Transactions and Agreements

The Company is party to various related party transactions. Revenues earned and expenses incurred related to these transactions are not necessarily indicative of the amounts that would be recognized if these transactions were with a third party.

Through distribution agreements, the Company was the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C. M. Life, for the year ended December 31, 2006. Independent brokers appointed by MassMutual sell these policies and contracts for which they receive commissions.

Additionally, the Company has entered into principal underwriter agreements with the MassMutual Premier Funds and the MassMutual Select Funds (together, the "Funds"). Through these agreements, the Company receives commissions and trail commissions from the Funds which it reallows to broker-dealers forming the Funds' selling groups.

(Dollars in thousands)

The Company has also entered into a Broker-Dealer Services Agreement with MassMutual whereby it provides order aggregation services in connection with the purchase and sale of investment company shares owned by employer sponsored retirement plans. Revenues earned under this agreement are included in Distribution fees on the Statement of Operations.

For the year ended December 31, 2006, the Company recognized all of its commission revenue, distribution fees, and commission expense from MassMutual, C.M. Life, MML Bay State, and the Funds.

Pursuant to the agreements with MassMutual, C.M. Life, and MML Bay State, the Company is paid for expenses incurred. For the year ended December 31, 2006, $2,026 in distribution fees were earned by the Company collectively from MassMutual, C.M. Life, and MML Bay State. As of December 31, 2006, the Company has recorded a receivable from MassMutual of $638 for distribution fees, which is offset by $461 of payables to MassMutual for costs incurred by MassMutual on the Company's behalf.

The Company has service agreements with MML Investors Services, Inc. ("MMLISI"), an indirect wholly owned subsidiary of MassMutual, which provide for the performance by MMLISI of certain services for the Company including, but not limited to, accounting, legal, and other general corporate services. Under these service agreements, the Company pays a management fee equal to MassMutual's and MMLISI's allocated costs related to the Company. The management fee for the year ended December 31, 2006 was $1,825 and is included in General and administrative expenses on the Statement of Operations. As of December 31, 2006, the Company has recorded a payable to MMLISI of $201 related to these service agreements.

As of December 31, 2006, the Company had $878 invested in the Oppenheimer Money Market Fund A managed by Oppenheimer Funds, Inc. ("OFI"), which is included in Cash and cash equivalents on the Statement of Financial Condition. OFI is owned by Oppenheimer Acquisition Corporation, a controlled subsidiary of MassMutual. For the year ended December 31, 2006, the Company received $39 in investment income related to this fund, which is included in Other income on the Statement of Operations.

4. Gain on Sale of Investments

In 2005, the Company owned investments that consisted of common shares of a NASDAQ private placement. In 2006, the Company acquired additional shares of NASDAQ common stock through the exercise of warrants. The shares held at December 31, 2005 and those acquired in 2006 were sold in their entirety in 2006 resulting in a realized gain of $129, net of the reversal of $125 of unrealized appreciation.

(Dollars in thousands)

5. Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital. Accordingly, the minimum net capital required is $250. At December 31, 2006, the Company had net capital of $948, which was $698 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

A reconciliation of net capital as reported on the Company's Focus filing dated January 25, 2007 and the amended Focus filing dated March 7, 2007 is as follows:

Net capital as of January 25, 2007	$ 842
Increase in members' equity	3
Decrease in receivables from related parties	109
Increase in taxes receivable	(3)
Increase in other assets	(3)
Net capital as of March 7, 2007	$ 948

6. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

7. Litigation and Regulatory Inquiries

The Company may from time to time become involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is not aware of any pending governmental or regulatory investigations or inquiries.

(Dollars in thousands)

8. Income Taxes

The Company is treated as a division of MassMutual for federal tax purposes. The income, deductions, and gains or losses of the Company are reflected on MassMutual's consolidated federal income tax return for the calendar year.

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the "Parties"). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax-sharing payments are calculated and paid on a quarterly basis. As of December 31, 2006, $119 was receivable from MassMutual for income taxes.

The components of the income tax benefit for the year ended December 31, 2006 are as follows:

Income tax (provision) benefit:	
Current:	
Federal	$ (37)
State	(4)
Total current	(41)
Deferred:	
Federal	43
State	2
Total deferred	45
Total income tax benefit	$ 4

A reconciliation of the income tax benefit computed by applying the prevailing corporate U.S. Federal tax rate to pre-tax loss reflected in the financial statements for the year ended December 31, 2006 is as follows:

Loss before income taxes	$ (16)	
Benefit for income taxes at the U.S. Federal rate	$ 6	35.0%
State taxes net of federal effect	(2)	(8.6)
Income tax benefit	$ 4	26.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2006, the Company did not have any deferred tax assets or liabilities.

The United States Internal Revenue Service ("IRS") has completed its examination of the Company's income tax returns through the year 2000 and is currently examining the years 2001 through 2003. Management believes adjustments which may result from such examinations will not materially affect the Company's financial position or liquidity. The outcome of a particular matter may be material to the Company's operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company's income for the period.

Computation of Net Capital Under Rule 15c3-1
December 31, 2006
(Dollars in thousands)

Additional Information

Alternate Net Capital Requirement

Total members' equity		$ 1,276
Less non-allowable assets:		
Receivables from related parties	$ 177	
Taxes receivable	119	
Other assets	15	311
Net capital before specific reduction in the market value of securities		965
Less securities haircuts pursuant to Rule 15c3-1		17
Net capital		948
Minimum net capital required to be maintained		250
Net capital in excess of minimum requirements		$ 698

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Distributors, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2006, as amended on March 7, 2007.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MML Distributors, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, MA
March 7, 2007

END